Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2005		2004	2003	2002	2001
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$882		563	498	502	726
One-Third of Rents, Net of Income from Subleases	19		15	14	11	14
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$902		579	513	514	741

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$2,208		2,237	2,438	2,299	1,530
Fixed Charges - Excluding Preferred Stock Dividends	901		578	512	513	740

Total Earnings	$3,109		2,815	2,950	2,812	2,270

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	3.45	x	4.86	5.75	5.47	3.06

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$2,030		1,102	1,086	1,430	2,278
One-Third of Rents, Net of Income from Subleases	19		15	14	11	14
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$2,050		1,118	1,101	1,442	2,293

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$2,208		2,237	2,438	2,299	1,530
Fixed Charges - Excluding Preferred Stock Dividends	2,049		1,117	1,100	1,441	2,292

Total Earnings	$4,257		3,354	3,538	3,740	3,822

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	2.08	x	3.00	3.21	2.59	1.67